                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                                 Datakey, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                         Common Stock, $.05 Par Value
               -------------------------------------------------
                        (Title of Class of Securities)

                                    237909
                                -------------
                                (CUSIP Number)

        David M. Winton, Parsnip River Company, a Limited Partnership,
      4422 IDS Center, South Eighth Street, Minneapolis, Minnesota 55402;
                                (612/338-0216)
      -------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 14, 1996
                          --------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _______.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of these cover pages shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                                Page 1 of 9 Pages

CUSIP No.:  237909                 13D                         Page 2 of 9 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David Michael Winton

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                         (a) [_]
                                         (b) [_]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                     [_]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


    NUMBER OF        7.    SOLE VOTING POWER

     SHARES                None

  BENEFICIALLY       8.    SHARED VOTING POWER

    OWNED BY               272,500

      EACH           9.    SOLE DISPOSITIVE POWER

    REPORTING              None

     PERSON          10.  SHARED DISPOSITIVE POWER

      WITH                 272,500

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      272,500

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.5 % (based on 2,880,403 outstanding as of November 12, 1996)

14.   TYPE OF REPORTING PERSON*

      IN

CUSIP No.:  237909                 13D                        Page 3 of 9 Pages

1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sarah Rand Winton

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a) [_]
                                            (b) [_]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                     [_]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

  NUMBER OF     7.         SOLE VOTING POWER

   SHARES                        None

BENEFICIALLY    8.         SHARED VOTING POWER
                                  272,500
  OWNED BY
                9.         SOLE DISPOSITIVE POWER
    EACH
                                  None
  REPORTING
                10.        SHARED DISPOSITIVE POWER
 PERSON WITH                      272,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         272,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.5 % (based on 2,880,403 outstanding as of November 12, 1996)

14.      TYPE OF REPORTING PERSON*

         IN

         This Amendment No. 3 relates to the acquisition by David M. Winton and Sarah R. Winton (collectively, "Mr. and Mrs. Winton"), as general partners of Parsnip Marketable Securities, a Limited Partnership ("Parsnip Securities"), of beneficial ownership of certain shares of common stock of Datakey, Inc. Mr. and Mrs. Winton are filing this Amendment No. 3 to update certain information contained in Amendment No. 2, however, they believe that the changes reflected in this Amendment No. 3 do not constitute a material change in the information previously reported.

Item 1.  Security and Issuer.
----------------------------

     The securities to which this statement relates are the common stock, par value $.05, (the "Common Stock"), of Datakey, Inc., a Minnesota corporation (the "Issuer"), with its principal executive offices located at 407 West Travelers Trail, Burnsville, Minnesota 55337.

Item 2.  Identity and Background.
--------------------------------

     This statement is filed by David M. Winton and Sarah R. Winton. Mr. and Mrs. Winton's business address is 4422 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402. The principal occupation of Mr. and Mrs. Winton is the management of certain Winton family investments. Mr. and Mrs. Winton currently serve as general partners of various Winton family investment partnerships. During the last five years, neither Mr. Winton nor Mrs. Winton has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. and Mrs. Winton are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     Parsnip Securities purchased the 5,000 shares of Common Stock referred to in Item5 for an aggregate of $41,250 or $8.25 per share and the 13,000 shares for an aggregate of $108,875 or $8.375 per share. Parsnip Securities used general funds to make these purchases.

Item 4.  Purpose of Transaction.
-------------------------------

     Parsnip Securities purchased the Common Stock referred to in Item 5 for investment. Depending upon market conditions and other investment considerations, Mr. and Mrs. Winton may, from time to time, acquire beneficial ownership of additional shares of Common Stock, dispose of some or all of the shares of Common Stock beneficially owned by them, and otherwise deal with such shares in any other manner deemed appropriate by such persons.

                               Page 4 of 9 Pages

     Except as stated above, Mr. and Mrs. Winton have no present plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of the Issuer by any person; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence. Mr. and Mrs. Winton may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

     Mr. and Mrs. Winton, as general partners of Parsnip Securities and Bond Investment Partners, a Limited Partnership ("Bond Investment"), a Minnesota limited partnership, beneficially own an aggregate of 272,500 shares of Common Stock, or 9.5% of the number of shares of Common Stock outstanding as of November 12, 1996, 122,500 of which are held by Parsnip Securities and 150,000 of which are held by Bond Investment. Since June 1, 1996, Mr. and Mrs. Winton have acquired beneficial ownership of 18,000 shares of Common Stock through purchases by Parsnip Securities, on the national over-the-counter market in open market transactions as follows:


                                                              Number of                     Price
Purchaser                      Date                            Shares                     Per Share
---------                      ----                           ---------                   ---------
Parsnip Securities             June 13, 1996                     5,000                       $8.25
Parsnip Securities             June 14, 1996                    13,000                      $8.375

     Parsnip Securities and Bond Investment are Minnesota limited partnerships. The principal business of each of Parsnip Securities and Bond Investment is to make capital investments for its own account as an investment vehicle for certain members of the Winton family. Except as described below, all of the beneficial interests in Parsnip Securities and Bond Investment are held, directly or indirectly, by Mr. and Mrs. Winton or their descendants.

     With respect to the shares of Common Stock held by Bond Investment, Mr. and Mrs. Winton share the power to vote and direct the disposition of such shares with Raymond A. Lipkin, the investment manager of Bond Investment. Mr. Lipkin's

                               Page 5 of 9 Pages
business address is 161 South Ferndale Road, Wayzata, Minnesota 55391. Mr. Lipkin's principal occupation is as an investment manager. During the last five years, Mr. Lipkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lipkin is a citizen of the United States of America.

     With respect to the shares of Common Stock held by Parsnip Securities, Mr. and Mrs. Winton share the power to vote and direct the disposition of such shares with Timothy A. Stepanek, who is also a general partner of Parsnip Securities. Mr. Stepanek's business address is 4422 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402. Mr. Stepanek's principal occupation is as an investment manager for Mr. and Mrs. Winton and certain Winton family partnerships under their control. During the last five years, Mr. Stepanek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Stepanek is a citizen of the United States of America.

     In addition to the shares of Common Stock held by Parsnip Securities, Mr. Stepanek's wife and children own an additional 15,000 shares of Common Stock over which Mr. Stepanek exercises voting and investment power. Mr. and Mrs. Winton disclaim beneficial ownership of these shares.

     The limited partners of Parsnip Securities ultimately have the right to receive the dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entities, however, none of the limited partners have any voting or investment control over the investments held by Parsnip Securities. None of such limited partners has an interest in more than five percent of the Issuer's outstanding Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     There are no contracts, arrangements or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person relating specifically to any securities of Datakey, Inc.

                               Page 6 of 9 Pages

Item 7.  Materials to be Filed as Exhibits.
------------------------------------------

          Exhibit A - Joint Filing Agreement, dated as of March 8, 1990 between
                      David M. Winton and Sarah R. Winton. (Incorporated by reference to Exhibit A to the original filing of this
                      Schedule 13D).

          Exhibit B - Power of Attorney. (Incorporated by reference to Exhibit B to the original filing of this Schedule 13D).



                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 1997                   DAVID M. WINTON
                                            SARAH R. WINTON

                                            By:  /s/ David M. Winton
                                                 ------------------------
                                                 David M. Winton, pro se and as
                                                 attorney-in-fact

                               Page 7 of 9 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Datakey, Inc., a Minnesota corporation, executed on March 8, 1990 is, and any amendments thereto signed by or on behalf of each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dated:  March 8, 1990

                                               /s/ David M. Winton
                                               -------------------------
                                               David M. Winton

                                               /s/ Sarah R. Winton
                                               -------------------------
                                               Sarah R. Winton

                               Page 8 of 9 Pages

                                   EXHIBIT B

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints David M. Winton and Timothy A. Stepanek as his or her true and lawful attorneys-in-fact and agents, each acting along, with full power of substitution and resubstitution, in any and all capacities, to sign a
Schedule 13D and any amendments thereto with respect to securities of Datakey, Inc. beneficially owned by the undersigned, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been executed on the 8th day of March, 1990, by the undersigned.

                                             /s/ David M. Winton
                                        ------------------------------
                                                David M. Winton

                                             /s/ Sarah R. Winton
                                        ------------------------------
                                                Sarah R. Winton

                               Page 9 of 9 Pages